SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939

OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

Check if an Application to Determine Eligibility of a Trustee Pursuant to Section 305(b)(2)  ☒

Wells Fargo Bank Northwest, National Association

(Exact name of Trustee as specified in its charter)

Not Applicable	87-0131890
(Jurisdiction of incorporation of organization if not a U.S. national bank)	(I.R.S. Employer Identification No.)

299 South Main Street, 12th floor

Salt Lake City, UT 84111

(Address of principal executive offices, including zip code)

Wells Fargo Bank Northwest, National Association

299 South Main Street, 12th floor

Salt Lake City, UT 84111

PH: 801-246-5630

(Name, address, including zip code, and telephone number, including area code, of agent of service)

United Air Lines, Inc.

(Exact name of obligor as specified in its charter)

Delaware	36-2675206
(State or other jurisdiction or incorporation or organization)	(I.R.S. Employer Identification No.)

77 West Wacker Drive

Chicago, Illinois

(312) 997-8000

(Address of principal executive offices, including zip code)

Senior Secured Notes

(Title of the indenture securities)

ITEM 1.	GENERAL INFORMATION.

Furnish the following information as to the trustee:

(a) Name and address of each examining or supervising authority to which it is subject.

Comptroller of the Currency, Washington, D.C. 20230; Federal Reserve Bank of San Francisco, San Francisco, CA 94120; Federal Deposit Insurance Corporation, Washington, D.C. 20429.

(b) Whether it is authorized to exercise corporate trust powers.

The trustee is authorized to exercise corporate trust powers.

ITEM 2.	AFFILIATIONS WITH THE OBLIGOR.

If the obligor is an affiliate of the trustee, describe each affiliation:

Based upon an examination of the books and records of the trustee and information available to the trustee, the obligor is not an affiliate of the trustee.

ITEM 16.	LIST OF EXHIBITS.

List below all exhibits filed as part of this Statement of Eligibility and Qualification:

•	A copy of the Charter of Trustee (Exhibit 1),

•

A copy of the certificate of authority of Trustee to commence business under the name of The First National Bank of Ogden, of First Security Bank of Utah, N.A., to First Security Bank, N.A., then First Security Bank, N.A., to Wells Fargo Bank Northwest, N.A. (Exhibit 2),

•	A copy of the authorization of Trustee to exercise corporate trust powers (Exhibit 3),

•	A copy of the existing By-Laws of Trustee (Exhibit 4),

•	Consent of Trustee required by Section 321(b) of the Trust Indenture Act (Exhibit 5); and

•	A copy of the latest Report of Condition of Trustee (Exhibit 6).

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Wells Fargo Bank Northwest, National Association, a national banking association organized and existing under the laws of the United States of America, has duly caused this Statement of Eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Salt Lake and State of Utah on the 22 day of June, 2009.

[SEAL]			Wells Fargo Bank Northwest, National Association

Attest:	/s/ Jodie B. Curtis	By:	/s/ Val T. Orton
		Name:	Val T. Orton
		Title:	Vice President